

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 4, 2011

Michael D. Queen, President
Universal Capital Management, Inc.
2601 Annand Drive, Suite 16
Wilmington, DE 19808

Re: Universal Capital Management, Inc. (the "Company")
      File Number: 814-701 (CIK 1308569)

Dear Mr. Queen:

We have reviewed the Notification of Late Filing on Form 12b-25 filed on July 27, 2011 (the "Filing") on behalf of the Company relating to the Form 10-K for the fiscal year ended April 30, 2011. We also reviewed the Form 10-K filed on August 13, 2010 (the "10-K") and certain information presented on the Company's website.

The staff notes that since July 29, 2008, the Company has filed nine (9) NT filings in connection with late filing of its required statutory financial statement reports. Substantially identical justification was provided with each NT form filed by the Company. In the interest of brevity, we have omitted the full cites and descriptions of those NT filings.

Based on our review of the Filing, and in conjunction with the Company's filing history and its website, we have the following comments:

1.   We have evaluated your response to Part III in the Filing and have found your reasons for the extension of time to be inconsistent with the use of Form 12b-25.

If the reason for the Company's delay in filing is due to the inability of a person, other than the Company, to furnish any required opinion, report or certification, additional disclosure is required. In accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934, a registrant is required to attach as an exhibit a statement signed by such person stating the specific reasons why such person is unable to furnish the required opinion, report or certification on or before the date such report must be filed.

Form 12b-25 requires the Company to provide in "reasonable detail the reasons why the Forms could not be <u>filed</u> within the prescribed time period (emphasis added)." The Filing provided the following response, in its entirety, to that requirement:

> The registrant requires additional time to complete the presentation of its financial statements in the Form 10-K. The registrant intends to file its Form 10-K Annual Report on or prior to the prescribed extended date.

Thus, it appears the Company has not completed its annual report. The Company appears to believe that the Filing and its other Form 12b-25 filings generally relieve it of its obligation to comply with General Instruction A.2(c) of Form 10-K and General Instruction A.1(b) of Form 10-Q (assuming the Company is not an accelerated filer). We believe that such conclusion, however, is incorrect. The Company's ongoing, long-term inability to comply with standard filing requirements certainly appears to present unresolved internal control issues.

On the basis of the Company's filing history, we see a continued pattern of late filings without execution of appropriate remedial action. Moreover, each explanation for the delay is vague and inadequate. We also reviewed the certifications filed by the Company as Exhibit 31 on March 22, 2011 ("SOX Certifications") with respect to the 10-Q for the period ended January 31, 2011[1]. We note that paragraph 4 of the SOX Certifications relates to "disclosure controls and procedures" as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e). The Rules define disclosure controls and procedures to be controls designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

Based upon the reasons stated above, we do not believe the Company's Filing provides adequate justification for the late filing. Your response to this letter should clearly outline the corrective action that you will take to remedy any and all systemic deficiencies in the Company's disclosure controls and procedures. Your response should also discuss whether the delay was due to the inability of a person, other than the Company, to furnish any required opinion, report or certification, and, if so, the Company should file the additional disclosure noted above.

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[1] Item 4 of the 10-Q states: "As of the end of the period covered by this Quarterly Report on Form 10-Q, an evaluation was performed under the supervision and with the participation of our Company's principal executive officer and principal financial officer of the effectiveness of the design and operation of our Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Based on that evaluation, our principal executive officer and our principal financial officer have determined that our disclosure controls and procedures were effective as of the end of the period covered by this Quarterly Report Form 10-Q."

2.	On the Company's website (www.unicapman.com), we located the following disclosure.

> Shareholder value is primarily derived by two factors including its net asset value per share and its trading multiple to net asset value. The Company's net asset value is determined by adding the portfolio company values plus its cash and cash equivalents minus its liabilities. (subtracting total Liabilities from total Assets) This formula equals Net Asset Value. The division of the Company's Net Asset Value by its number of outstanding shares equals its Net Asset Value per share.
>
> While a trading multiple is effected by many conditions, similar companies over the last three years have shown an average multiple of 2.82 times Net asset Value per share. While this is an average, one must understand that prior performance is not necessarily indicative of future results.
>
> Moreover, Universal Capital Management's policy of dividending shares of specific portfolio companies to its shareholders when appropriate, is an added incentive to potential investors.
>
> As a result of this policy, Universal Capital Management expects to remain at or exceed the industry's average trading multiple.

We believe this disclosure is misleading. Please explain in your response letter the applicability of a 2.82 multiple of net asset value ("NAV"), and include identification of all business development companies with a multiple of NAV equal to or greater than 2.82 and used to define the "industry's average trading multiple". Please reference the independent source that defines this industry and calculates such multiples, or explain to the staff how and why such calculation was made, and by whom.

We understand this presentation to mean BDCs trading at 282% of their NAVs. We believe that the Company has little or no control over the premium, if any, at which its stock trades on the market. Any attempt to assure shareholders that its stock will trade at such large premiums or that there is an independent industry average trading multiple is misleading or might potentially give rise to some form of market manipulation. If needed, the Company should make prominent and immediate corrective disclosure using Form 8-K and it should revise its website accordingly.

3.	In addition, the NAV reconciliation in the Company's financial highlights in the 10-K does not appear to identify any dividends paid over the last few years. Please explain this and provide a cross reference to the Company's written "policy of dividending shares of specific portfolio companies to its shareholders" when appropriate. If needed, corrective disclosure and appropriate revisions should be made immediately.

4.   Page 25 of the 10-K states that the Company, and its directors and officers were sued in the in the United States District Court for the District of Connecticut. Has the Company made the required notifications, if any, under Section 33 of the 1940 Act? If not, why not?

5.   Page 32 of the Company's 10-K discusses the valuation on PR Specialist, Inc/MediaVix, Inc[2]. Please explain to the staff the specific valuation analysis that provided a 500% return (including a discussion of the Form 4 cited below) in an approximate 4 month period[3]. A similar analysis should also be provided for the BF Acquisition Group V, Inc./Incredible 3D, Inc. position. Please provide copies of the complete management contracts between the Company and both portfolio companies with your response.

The staff notes that both of these portfolio companies were written down to cost by January 31, 2011. Moreover, the staff notes that the Form 4 filed on March 9, 2011 on behalf of the Company disclosing its acquisition of 1,500,000 shares of PR Specialist, Inc/MediaVix, Inc. on March 8, 2010 cites a purchase price of $.001.

6.   Since the 10-K indicates that the PR Specialist, Inc/MediaVix, Inc. position represents approximately 30% the Company's assets, the Company needs to file a revised Form 10-K that includes the financial statements of this portfolio company.

7.   The Company's fidelity bond appears to have expired at 12:01 a.m. on February 15, 2011. We are unable to locate any EDGAR filing showing that the Company continued this policy or obtained a new one. If the Company has failed to maintain an appropriate bond, provide us with a detailed explanation of how the failure occurred and what has been done to insure that it does not recur. Please make the required filing immediately.

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[2] The disclosure states that: "During December 2009, which was later amended in 2010, the Company signed a one year management agreement with PR Specialists, Inc. /Mediavix, Inc. ("Mediavix") in exchange for 2,500,000 shares of its common stock valued at $2,500, fair value. Our Company's investment in Mediavix was valued at $1,250,000 at April 30, 2010 for a net unrealized appreciation of $1,247,500 for the year then ended."

[3] We note that PR Specialists, Inc. (333-34686) filed its most recent 10-K filing with the Commission on July 29, 2009 and that it included financial statements for the year ended December 31, 2003. This factor must be discussed in the Company's response to the staff regarding its valuation.

8.   We expect you to discuss all of these matters, including our letter, with the Company's entire Board of Directors and its Chief Compliance Officer ("CCO"). The results of the Board discussion should be summarized in your response letter.

Section 56(a) of the 1940 Act requires that a "majority of a business development company's directors or general partners shall be persons who are not interested persons of such company." We note that the last sentence of the paragraph captioned "Independence of the Board of Directors" on page 41 in the 10-K, states that the Board is not composed of a majority of independent directors. We are unable to determine if this apparent statutory violation continues, but we have no indication or evidence it has been corrected to date. The CCO should explain in the Company's response the efforts and disclosures made with respect to this issue, and an analysis as to the propriety of any Board actions during the period the Board was not in compliance with Section 56.

*   *   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with any response to this letter, please provide, in writing, a statement from the Company acknowledging that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in our review of your filings or in response to our comments on your filing.

Please direct any questions you have regarding this letter to me at 202-551-6966.

Sincerely,



Kevin C. Rupert
Accountant